--------------------------------
                               1998 Annual Report
                       --------------------------------

[Delta Woodside Logo]

--------------------------------------------------------------------------------

Contents

Common Stock Market Prices and
 Dividends....Inside Front Cover
Selected Financial Data........2
Letter to Shareholders.........3
Management's Discussion and
 Analysis....................4-8
Operations by Industry
 Segment.......................9
Report of KPMG Peat
 Marwick LLP..................10
Consolidated Financial
 Statements................11-20
Corporate
 Directory.....Inside Back Cover

Common Stock Market Prices and Dividends
     The Common Stock of the Company is listed on the New York Stock Exchange under the symbol DLW. The stock transfer agent for Delta Woodside Industries, Inc. is First Union National Bank of North Carolina, Shareholder Services Group, Two First Union Center, Charlotte, North Carolina 28288-1154.


     The following table presents a two-year history of the high and low stock sales prices for the Common Stock, as reported by the New York Stock Exchange composite tape.



FISCAL QUARTERS:
                          1998                  1997
                  -------------------   ---------------------
                     High       Low       High         Low
                  --------- ----------  ---------   ---------
First Quarter     $6 3/4      $5 5/16    $5 1/2      $4 5/8
----------------- -------     -------    ------      ------
Second Quarter     6 5/16      4 3/4      6 5/8       4 3/4
----------------- -------     -------    ------      ------
Third Quarter      5 9/16      4 5/16     8           5 1/2
----------------- -------     -------    ------      ------
Fourth Quarter     6 3/8       4 7/8      7           5 1/4
----------------- -------     -------    ------      ------

[Dividends]
     Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30.
     As of September 18, 1998 there were approximately 1,857 holders of record of the Company's Common Stock.
     During fiscal 1998, the Company paid quarterly dividends of $.025 per share. The Company declared and paid dividends of $.10 per share in each of the first three quarters of fiscal 1996, and then stopped paying dividends until fiscal 1998. Dividend payments depend upon the Company's earnings, financial condition, capital requirements and other relevant factors.

--------------------------------------------------------------------------------
                                  In Memoriam

                       [Photo of Mr. Mickel appears here]

                                  Buck Mickel

                                   1925-1998


        Director of Delta Woodside Industries
        and a Friend of the Textile Industry

        During 41 years of active management in the construction industry as Chairman of Daniel International and later as President and Vice Chairman of Fluor Corporation, Buck Mickel was responsible for the construction of many of the textile plants located in the United States and throughout the world.

        In addition, Buck was instrumental in the growth of the U.S. textile industry by serving on the Boards of Graniteville Corporation; Monsanto Company; RSI Corporation; J.P. Stevens & Co., Inc.; and Delta Woodside Industries, Inc. He also served on the Boards of CSX, NationsBank, Duke Energy, Insignia Financial Group, Liberty Corporation and numerous others, which were also instrumental in helping out with the growth of the Textile Industry.

        Buck was a loving, caring, kind individual and a wonderful role model. We at Delta Woodside will truly miss his humor, his inspiration and his guidance.

--------------------------------------------------------------------------------

Selected Financial Data
In Thousands, Except Ratios, Percentages, Number of Shareholders and Per Share Data
--------------------------------------------------------------------------------

  Operations                                                                          1998       1997
-------------------------------------------------------------------------------       ----       ----
   Net Sales                                                                     $ 535,460   $530,278
-------------------------------------------------------------------------------  ---------   --------
   Cost of Goods Sold                                                              439,300    432,567
-------------------------------------------------------------------------------  ---------   --------
   Gross Profit                                                                     96,160     97,711
-------------------------------------------------------------------------------  ---------   --------
   Operating Profit (Loss) excluding Litigation and Restructuring Charges           35,233     46,644
-------------------------------------------------------------------------------  ---------   --------
   Litigation (Credit) Charge
-------------------------------------------------------------------------------
   Restructuring Charges (Credit)                                                    8,895
-------------------------------------------------------------------------------  ---------
   Operating Profit (Loss)                                                          26,338     46,644
-------------------------------------------------------------------------------  ---------   --------
   Earnings (Loss) Before Interest and Taxes                                        26,338     46,644
-------------------------------------------------------------------------------  ---------   --------
   Interest Expense                                                                 23,395     23,354
-------------------------------------------------------------------------------  ---------   --------
   Income (Loss) from Continuing Operations Before Income Tax                        3,500     24,042
-------------------------------------------------------------------------------  ---------   --------
   Income Taxes                                                                        884      9,256
-------------------------------------------------------------------------------  ---------   --------
   Income (Loss) from Continuing Operations                                          2,616     14,786
-------------------------------------------------------------------------------  ---------   --------
   Discontinued Operations                                                         (46,367)    (7,395)
-------------------------------------------------------------------------------  ---------   --------
   Net Income (Loss)                                                               (43,751)     7,391
-------------------------------------------------------------------------------  ---------   --------
  Financial Data
-------------------------------------------------------------------------------
   Cash Flow (Income (Loss) from Continuing Operations plus Depreciation and
    Amortization)                                                                   33,173     37,404
-------------------------------------------------------------------------------  ---------   --------
   Capital Expenditures                                                             16,789     17,059
-------------------------------------------------------------------------------  ---------   --------
   Depreciation and Amortization                                                    30,557     22,618
-------------------------------------------------------------------------------  ---------   --------
   Working Capital                                                                 170,761    229,568
-------------------------------------------------------------------------------  ---------   --------
   Long-Term Debt                                                                  183,535    227,516
-------------------------------------------------------------------------------  ---------   --------
   Funded Debt                                                                     195,253    233,597
-------------------------------------------------------------------------------  ---------   --------
   Shareholders' Equity                                                            179,567    225,367
-------------------------------------------------------------------------------  ---------   --------
   Capital Employed                                                                374,820    458,964
-------------------------------------------------------------------------------  ---------   --------
   Total Assets                                                                    474,042    557,940
-------------------------------------------------------------------------------  ---------   --------
  Financial Ratios
-------------------------------------------------------------------------------
   Net Sales divided by Inventory                                                      4.7        4.0
-------------------------------------------------------------------------------  ---------   --------
   Net Sales divided by Accounts Receivable                                            4.5        4.7
-------------------------------------------------------------------------------  ---------   --------
   Net Sales divided by Capital Employed                                               1.4        1.2
-------------------------------------------------------------------------------  ---------   --------
   Operating Income (Loss) as % of Capital Employed                                    7.2       10.3
-------------------------------------------------------------------------------  ---------   --------
   Current Ratio                                                                       2.8        3.8
-------------------------------------------------------------------------------  ---------   --------
   Interest Coverage Ratio                                                             1.1        2.0
-------------------------------------------------------------------------------  ---------   --------
   Gross Profit as % of Sales                                                         18.0       18.4
-------------------------------------------------------------------------------  ---------   --------
   Income (Loss) from Continuing Operations Before Income Taxes as % of Sales          0.7        4.5
-------------------------------------------------------------------------------  ---------   --------
   Income (Loss) from Continuing Operations as % of Sales                              0.5        2.8
-------------------------------------------------------------------------------  ---------   --------
   Income (Loss) from Continuing Operations as % of Beginning Equity                   1.2        6.8
-------------------------------------------------------------------------------  ---------   --------
  Common Stock Data (Per Share)
-------------------------------------------------------------------------------
   Income (Loss) From Continuing Operations                                           0.11       0.60
-------------------------------------------------------------------------------  ---------   --------
   Net Income (Loss)                                                                 (1.78)      0.30
-------------------------------------------------------------------------------  ---------   --------
   Dividends                                                                          0.10
-------------------------------------------------------------------------------  ---------
   Book Value                                                                         7.29       9.19
-------------------------------------------------------------------------------  ---------   --------
   Price Range -- High                                                               6 3/4          8
-------------------------------------------------------------------------------  ---------   --------
   -- Low                                                                           4 5/16      4 5/8
-------------------------------------------------------------------------------  ---------   --------
   Weighted Average Shares Outstanding                                              24,575     24,513
-------------------------------------------------------------------------------  ---------   --------
   Approximate Number of Shareholders                                                1,857      1,939
-------------------------------------------------------------------------------  ---------   --------



  Operations                                                                          1996       1995         1994
-------------------------------------------------------------------------------       ----       ----         ----
   Net Sales                                                                     $ 487,450   $467,202    $ 484,735
-------------------------------------------------------------------------------  ---------   --------    ---------
   Cost of Goods Sold                                                              451,216    387,215      397,288
-------------------------------------------------------------------------------  ---------   --------    ---------
   Gross Profit                                                                     36,234     79,987       87,447
-------------------------------------------------------------------------------  ---------   --------    ---------
   Operating Profit (Loss) excluding Litigation and Restructuring Charges          (20,018)    25,272       28,936
-------------------------------------------------------------------------------  ---------   --------    ---------
   Litigation (Credit) Charge                                                       (9,000)    (7,000)      27,096
-------------------------------------------------------------------------------  ---------   --------    ---------
   Restructuring Charges (Credit)                                                    8,259       (263)       7,463
-------------------------------------------------------------------------------  ---------   --------    ---------
   Operating Profit (Loss)                                                         (19,277)    32,535       (5,623)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Earnings (Loss) Before Interest and Taxes                                       (19,277)    34,739       (5,623)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Interest Expense                                                                 18,993     13,646        8,639
-------------------------------------------------------------------------------  ---------   --------    ---------
   Income (Loss) from Continuing Operations Before Income Tax                      (37,822)    21,142      (13,540)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Income Taxes                                                                    (14,561)    12,791       (5,281)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Income (Loss) from Continuing Operations                                        (23,261)     8,351       (8,259)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Discontinued Operations                                                         (39,378)     1,747       (9,038)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Net Income (Loss)                                                               (62,639)    10,098      (17,297)
-------------------------------------------------------------------------------  ---------   --------    ---------
  Financial Data
-------------------------------------------------------------------------------
   Cash Flow (Income (Loss) from Continuing Operations plus Depreciation and
    Amortization)                                                                    1,337     25,484        8,998
-------------------------------------------------------------------------------  ---------   --------    ---------
   Capital Expenditures                                                             59,512     40,559       11,113
-------------------------------------------------------------------------------  ---------   --------    ---------
   Depreciation and Amortization                                                    24,598     17,133       17,257
-------------------------------------------------------------------------------  ---------   --------    ---------
   Working Capital                                                                 (32,648)   286,887      241,950
-------------------------------------------------------------------------------  ---------   --------    ---------
   Long-Term Debt                                                                      283    219,119      161,948
-------------------------------------------------------------------------------  ---------   --------    ---------
   Funded Debt                                                                     242,644    219,395      162,812
-------------------------------------------------------------------------------  ---------   --------    ---------
   Shareholders' Equity                                                            217,335    286,499      284,877
-------------------------------------------------------------------------------  ---------   --------    ---------
   Capital Employed                                                                459,979    505,894      447,689
-------------------------------------------------------------------------------  ---------   --------    ---------
   Total Assets                                                                    537,716    610,296      567,003
-------------------------------------------------------------------------------  ---------   --------    ---------
  Financial Ratios
-------------------------------------------------------------------------------
   Net Sales divided by Inventory                                                      4.0        2.4          2.7
-------------------------------------------------------------------------------  ---------   --------    ---------
   Net Sales divided by Accounts Receivable                                            5.1        4.9          5.6
-------------------------------------------------------------------------------  ---------   --------    ---------
   Net Sales divided by Capital Employed                                               1.1        0.9          1.1
-------------------------------------------------------------------------------  ---------   --------    ---------
   Operating Income (Loss) as % of Capital Employed                                   (4.1)       6.4         (1.1)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Current Ratio                                                                       0.9        4.8          3.5
-------------------------------------------------------------------------------  ---------   --------    ---------
   Interest Coverage Ratio                                                            (1.0)       2.5         (0.7)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Gross Profit as % of Sales                                                          7.4       17.1         18.0
-------------------------------------------------------------------------------  ---------   --------    ---------
   Income (Loss) from Continuing Operations Before Income Taxes as % of Sales         (7.8)       4.5         (2.8)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Income (Loss) from Continuing Operations as % of Sales                             (4.8)       1.8         (1.7)
-------------------------------------------------------------------------------  ---------   --------    ---------
   Income (Loss) from Continuing Operations as % of Beginning Equity                  (8.1)       2.9         (2.5)
-------------------------------------------------------------------------------  ---------   --------    ---------
  Common Stock Data (Per Share)
-------------------------------------------------------------------------------
   Income (Loss) From Continuing Operations                                          (0.95)      0.34        (0.34)
-------------------------------------------------------------------------------  ---------   ---------   ---------
   Net Income (Loss)                                                                 (2.56)      0.42        (0.70)
-------------------------------------------------------------------------------  ---------   ---------   ---------
   Dividends                                                                          0.30       0.40         0.40
-------------------------------------------------------------------------------  ---------   ---------   ---------
   Book Value                                                                         8.89      11.76        11.75
-------------------------------------------------------------------------------  ---------   ---------   ---------
   Price Range -- High                                                               9 3/4         12       12 1/2
-------------------------------------------------------------------------------  ---------   ---------   ---------
   -- Low                                                                            4 3/8      7 5/8        9 3/4
-------------------------------------------------------------------------------  ---------   ---------   ---------
   Weighted Average Shares Outstanding                                              24,443     24,317       24,550
-------------------------------------------------------------------------------  ---------   ---------   ---------
   Approximate Number of Shareholders                                                2,081      2,154        2,221
-------------------------------------------------------------------------------  ---------   ---------   ---------

--------------------------------------------------------------------------------
(1) The amounts presented above for prior years have been restated to conform to the fiscal 1998 presentation of discontinued operations. The Stevcoknit knitted fabrics business and the Nautilus International fitness equipment business are presented as part of discontinued operations.
(2) Capital Employed includes shareholders' equity and funded debt.
(3) Depreciation and amortization include certain write-downs of property and equipment and reductions of excess of cost over assigned value of net assets acquired of $7 million, $15 million and $2 million in fiscal years 1998, 1996 and 1994, respectively.

--------------------------------------------------------------------------------
To Our Fellow Shareholders

To Our Shareholders:

     During the third quarter of fiscal 1998, we made the decision to exit the knit fabrics and fitness equipment businesses. This decision resulted in the closure of our Stevcoknit Fabrics Division and the announcement that we would sell our fitness equipment subsidiary, Nautilus International. These businesses are now accounted for as discontinued operations.
     We had participated in the knit fabrics business for the last twelve years with our Stevcoknit Fabrics Division. For the last several years the operating results in Stevcoknit had been unsatisfactory, despite our investment in modern equipment and expansion of our marketing efforts. We became convinced that this market was oversupplied, and demand for knit fabric made in the United States was weakening. Despite other competitors exiting this market, we saw demand and prices declining with little reasonable expectation for improvement. This decision resulted in the elimination of approximately 1,000 jobs in the division, and the closure of our knit, dye and finish plants in Wallace NC. The Mickel yarn plant has been sold, and the production from the Rainsford yarn plant has been directed to our Delta Apparel division. While we are saddened by the negative impact this decision had on many of our employees and the Wallace community, we are convinced that we made the best decision for the long term health of Delta Woodside and our shareholders.
     We purchased Nautilus International five years ago, with the hope that this strong consumer brand could be used to add value to our Delta Apparel division. While the Nautilus brand remains strong, we found that without a consumer product, it did not enhance the value of apparel. The fitness industry is going through a period of consolidation, and we felt the Nautilus brand would better fit a company whose core business is in the fitness industry.
     We now have three businesses that make up our continuing operations. Delta Mills Marketing Company which participates in the woven bottomweight apparel fabrics markets, Duck Head Apparel Company which provides moderately priced apparel for distribution through department stores, and Delta Apparel which produces knit apparel for the activewear market.
     Delta Mills Marketing Company had another excellent year in fiscal 1998. Sales were up two percent over fiscal 1997 to $343 million, which set a new record for the division. Operating profits, while down slightly from the prior year, were very good. This business has operated most facilities at capacity for the last two years. The capital expenditures made in recent years to modernize and expand capacity at this division continue to generate superior returns for Delta Woodside. We will be evaluating ways to further expand output in areas where demand for our products continue to exceed our capacity.

     Duck Head Apparel Company had a second consecutive year of growth in sales to $86 million during fiscal 1998. This represents a six percent increase over fiscal 1997 and occurred while the company reduced inventory by $8.6 million and improved customer service. Duck Head now has over 500 men's and 200 boys' in-store shops to help retailers display and merchandise the Duck Head products. This dedicated floor space allows us to provide a consistent message about Duck Head to the consumer and ensures us of having the proper space to display our merchandise. As we begin fiscal 1999, Duck Head will expand a consumer advertising program targeted to the 13 Southeastern states that make up their core business. We believe the program will fuel continued sales growth, and allow us to maintain the margins required to drive improved operating results.
     Delta Apparel, our knit apparel division, had a difficult year during fiscal 1998. Sales declined four percent due to price erosion in this market and a decline in units sold. This resulted in the division operating at a substantial loss for the year. Prices have stabilized in this market over the past six months, and demand for basic T-shirts has improved, but current market prices do not yet allow us to make an adequate return on our investment in this business. We believe we have competitive assets employed in the T-shirt business, but realize we must improve the return we are generating from this business.
     Inventories and debt were reduced by $18 million and $33 respectively during the 1998 fiscal year. This, combined with the $150 million of senior notes issued during the year, and the $130 million of revolving bank loan facilities the company has in place, has resulted in a much improved liquidity situation for Delta Woodside.
     Demand for our products seems to remain good as we enter our new fiscal year, although we are keeping a cautious eye on currency exchange rates that could suddenly change our competitive position with the rest of the world. We expect another good year out of our woven fabrics business, and improved results in our apparel operations.

/s/ E. Erwin Maddrey, II
-----------------------------
E. Erwin Maddrey, II
President and
Chief Executive Officer


/s/ Bettis C. Rainsford
-----------------------------
Bettis C. Rainsford
Executive Vice President, Treasurer
and Chief Financial Officer

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Management's Discussion and Analysis
of Results of Operations and Financial Condition


     The foregoing letter to shareholders and the following discussion contain certain "forward-looking statements". All statements, other than statements of historical fact, that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such matters as future revenues, future cost savings, future capital expenditures, business strategy, competitive strengths, goals, plans, references to future success and other such information are forward-looking statements. The words "estimate", "project", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.
     The forward-looking statements in this Annual Report are based on the Company's expectations and are subject to a number of business risks and uncertainties, any of which could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. These risks and uncertainties include, among others, changes in the retail demand for apparel products, the cost of raw materials, competitive conditions in the apparel and textile industries and the relative strength of the United States dollar as against other currencies and the discovery of unknown conditions (such as with respect to environmental matters, Year 2000 readiness and similar items). The Company does not undertake publicly to update or revise the forward-looking statements even if it becomes clear that any projected results will not be realized.


Consolidated Company Results

Fiscal 1998 Versus Fiscal 1997
     As a result of the history of operating losses at Stevcoknit Fabrics' knitting and knit finishing plants, and at the Nautilus fitness equipment business, the Company made the decision on March 3, 1998 to close its Stevcoknit Fabrics division and to sell its Nautilus International division (fitness equipment). Accordingly, operating results for those segments have been reclassified and reported as discontinued operations. The Company is selling the assets of the Stevcoknit division, and has retained a firm to sell the Nautilus International fitness equipment business. The Company expects to complete disposition of these businesses during the first six months of fiscal year 1999.
     Consolidated net sales for fiscal year 1998 were $535 million compared to $530 million for fiscal year 1997. Net sales increases in Delta Mills Marketing and in Duck Head Apparel were offset somewhat by a sales decrease at Delta Apparel.
     Consolidated gross margin for fiscal 1998 was down slightly, from the prior fiscal year. All of the Company's businesses experienced a decline in gross margin.
     For fiscal year 1998, the Company reported operating earnings of $26 million or 4.9% of net sales compared to $47 million or 8.8% of sales for the prior fiscal year. During fiscal 1998, operating profits decreased in all of the Company's segments due to lower margins, increased selling, general and administrative expenses, and as a result of certain restructuring charges at Delta Apparel and Duck Head Apparel.
     Interest expense was down slightly in fiscal year 1998 compared to fiscal 1997; net borrowings decreased, while interest rates increased. The interest rate on the senior notes issued on August 25, 1997 is higher than the interest rate on the prior revolving credit facility.
     The effective tax rate on income from continuing operations for fiscal 1998 was 25% as compared to 32% for fiscal 1997. The lower tax rate is a result of a reduction in valuation allowances recognized in the prior fiscal year. The Company also expects next year's income tax expense rate to be less than the statutory rate as anticipated improved earnings permit further reductions in estimated valuation allowances.
     Income from continuing operations declined in fiscal year 1998 from fiscal year 1997, primarily due to the restructuring and impairment and higher selling general and administrative expenses.
     In connection with the Company's decision to discontinue the business referred to above, the Company recognized a loss on disposal of discontinued operations of $37 million including a provision of $8.0 million for losses during the phase-out period and an income tax benefit of $1.2 million. The Company believes that it will recover the net book value of the assets of the discontinued businesses. However, the amount ultimately realized upon disposition could differ materially from the carrying value of these assets. In addition to these charges to income during fiscal 1998, the Company recognized an impairment charge of $12 million during fiscal year 1996 related to the property and equipment at the Stevcoknit division.
     Inventories were $114 million at June 27, 1998 compared to $134 million at June 27, 1997. The decrease in inventory occurred primarily at Duck Head Apparel and Delta Apparel.
     The Company's order backlog at June 27, 1998 was $158 million as compared to $161 million at June 28, 1997. Order backlogs were down at Delta Mills Marketing Company, and up at Duck Head Apparel and Delta Apparel.


Consolidated Company Results

Fiscal 1997 Versus Fiscal 1996
     Consolidated net sales for fiscal year 1997 were $530 million as compared to $487 million in the prior fiscal year. Net sales in fiscal 1997 increased at Delta Mills Marketing and Duck Head Apparel, but decreased at Delta Apparel.
     Consolidated gross profit margin for fiscal 1997 was 18%, as compared to the gross profit margin of 7.4% in the prior fiscal year. Gross margins increased at both Delta Mills Marketing and Duck Head Apparel, but decreased at Delta Apparel. The lower margins in fiscal 1996 were primarily due to restructuring and impairment charges, and charges to increase the reserve for excess inventories at Duck Head Apparel.

--------------------------------------------------------------------------------

     Consolidated selling, general, and administrative expenses for fiscal 1997 totaled $53 million, or 9.9% of net sales, compared to $55 million, or 11% of net sales in fiscal 1996. These expenses increased at Delta Mills Marketing, but decreased at Duck Head Apparel and Delta Apparel.
     Consolidated operating profit for fiscal 1997 was $47 million as compared to a loss of $19 million in fiscal 1996. Losses in fiscal 1996 are attributed to the high cost of cotton in that year, a $25 million charge to increase market reserves associated with excess inventories at Duck Head Apparel, and $8 million of restructuring charges at Duck Head Apparel and Delta Apparel primarily for plant closings.
     Net interest expense totaled $23 million in fiscal 1997 as compared to $19 million in fiscal 1996, primarily due to higher average interest rates and higher loan fees.
     The effective income tax rates for the 1997 and 1996 fiscal years were 32% and 38%, respectively. The lower tax rate for fiscal 1997 was primarily due to a decrease in the valuation allowance for deferred tax assets.
     Income from continuing operations for fiscal 1997 was $16 million as compared to a loss of $38 million for fiscal 1996. Fiscal 1996 net income includes pretax credits to income of $9 million related to recovery of certain litigation charges recognized in fiscal 1994, and settled during fiscal 1995. The improvement in results of operations for fiscal 1997 is primarily attributable to more normal cotton price levels.
     Consolidated Inventories totaled $132 million at June 28, 1997 as compared to $120 million at June 29, 1996, an increase of 10%. The increase in inventory occurred primarily at Delta Apparel.


Segment Results
Delta Mills Marketing Company

Fiscal 1998 Versus Fiscal 1997
     Delta Mills Marketing manufactures and sells finished woven fabrics principally to manufacturers of apparel products. The segment also sells unfinished fabrics to converters for various end uses. Delta Mills Marketing is operating, and expects to continue during fiscal 1999 to operate, virtually at full capacity. Generally, profitability of this segment is enhanced by increases in the use of its manufacturing capacity and is affected by the relative mix of more or less profitable goods being produced and the cost and availability of raw materials.
     Net sales for fiscal year 1998 totaled $342 million, as compared to $336 million for fiscal year 1997, an increase of 2%. Sales of finished woven fabrics to commercial accounts and government accounts increased due to increased demand. These increases were largely offset by a sharp, 32% decline in sales of unfinished woven fabrics due to decreased demand.
     Gross profit in fiscal year 1998 was $63 million, as compared to $65 million in fiscal year 1997. The gross profit decline was due principally to the decline in the unfinished woven fabrics business in both volume and price.
     Operating earnings for fiscal year 1998 were $46 million, as compared to $51 million in fiscal year 1997. The decline in operating earnings is primarily a result of the decline in gross margins and due to increased selling, general and administrative expenses attributable in part to information technology project expenditures which are not expected to reoccur.


Delta Mills Marketing Company

Fiscal 1997 Versus Fiscal 1996
     Net sales of Delta Mills Marketing were $336 million in fiscal year 1997 as compared to $294 million in fiscal year 1996, an increase of 14%, resulting from an increase in unit sales and unit prices. Sales of woven fabrics to commercial accounts increased due both to increased demand and to additional finishing capacity resulting from recent capital expenditures. This increase more than offset a decrease in sales of woven government fabrics due to a slowdown in procurement activity.
     During fiscal year 1997, Delta Mills Marketing's gross profit totaled $65 million, as compared to $34 million in fiscal year 1996, an increase of 93%. This gross profit improvement was due principally to higher sales, lower raw material costs and improved efficiencies resulting from the modernization project at the Beattie spinning and weaving plant.
     During fiscal 1997, selling, general and administrative expenses were $16 million as compared to $13 million during fiscal year 1996, an increase of 18%. The increase is primarily attributable to increased sales.
     Operating profit at Delta Mills Marketing was $51 million in fiscal year 1997, an improvement of $33 million as compared to fiscal year 1996. The improvement is a result of more normal cotton prices and factors described above.


Delta Apparel Company

Fiscal 1998 Versus Fiscal 1997
     Delta Apparel manufactures and sells T-shirts, fleece goods and sportswear to distributors, screen printers and private label accounts. Operating results are dependent in large part on orders from retailers, distributors, and screen printers who supply finished garments to retailers. Generally, when retail sales of apparel are strong, Delta Apparel benefits. Its operating results are also dependent on the utilization of manufacturing facilities. The Company believes that Delta Apparel will operate its facilities at or near full capacity during fiscal 1999.
     Net sales for fiscal year 1998 were $106 million, a decline of 5.4% from sales of $112 million in fiscal year 1997. The decline in sales was due both to lower unit prices and to fewer units being shipped as compared to fiscal year 1997. Demand for basic T-shirts has improved, but pricing remains volatile and current

--------------------------------------------------------------------------------

market prices do not allow us to make an adequate return on our investment.
     Gross profit declined from $4.3 million in fiscal year 1997 to $3.9 million in fiscal year 1998, as a result of increased competition.
     During the third quarter of fiscal 1998, Delta Apparel determined that the excess of cost over assigned value of net assets acquired in a prior acquisition, was impaired. Accordingly, a charge of $7.3 million was taken to write-off the excess of cost over assigned value of net assets acquired at Delta Apparel.
     The fiscal year 1998 operating loss, including the impairment of the excess of cost over assigned value of net assets acquired, was $18 million, compared to an operating loss of approximately $5.4 million in fiscal 1997. The increased loss was primarily a result of the impairment charge, but was also due to an increase in selling general and administrative expenses.
     Inventories at Delta Apparel at June 27, 1998 totaled $30 million, compared to $41 million at June 28, 1997.


Delta Apparel Company

Fiscal 1997 Versus Fiscal 1996
     Net sales at Delta Apparel decreased 8.9% in fiscal 1997 compared to fiscal 1996. The decrease in sales was due primarily to a reduction in average unit prices, while unit sales rose slightly.
     During fiscal 1996, Delta Apparel established a new sewing operation in Honduras. The plant began producing garments in September 1995. In June 1996 the plant reached 55% of capacity, and full capacity in January 1997.
     Gross profit margins at Delta Apparel decreased to 3.9% in fiscal 1997 from 13% in fiscal 1996. The decrease was primarily attributable to higher cost inventory being shipped during the first six months of the fiscal 1997, coupled with lower unit billing prices.
     Fiscal 1997 operating losses at Delta Apparel were $5.4 million as compared to an operating profit of $2.8 million in fiscal 1996. Fiscal 1996 included restructuring charges of $2.6 million. The operating losses are attributable to a reduction in sales and a related dramatic reduction in gross profit during fiscal 1997.
     Inventories at Delta Apparel were $41 million at June 28, 1997, compared to $30 million at June 29, 1996. The increase in inventories resulted from a decline in sales and from higher operating costs per unit of inventory as fixed costs were spread over fewer units produced.
     Capital expenditures at Delta Apparel of $8.2 million during fiscal 1996, were primarily related to the new sewing facility in Honduras. In fiscal year 1997, capital expenditures were $2.4 million.


Duck Head Apparel Company

Fiscal 1998 Versus Fiscal 1997
     The Company's Duck Head Apparel segment manufactures and sells woven and knitted apparel under the Duck Head label primarily to retailers and through the company's own outlet stores. Duck Head's operating results are dependent in large part on orders from retailers. Generally, Duck Head benefits when retail sales of apparel are strong. Operating results are also dependent on the utilization of owned and leased manufacturing facilities. The Company does not believe that Duck Head Apparel's facilities will be fully utilized during fiscal 1999. Duck Head Apparel has closed three manufacturing facilities during fiscal year 1998, and expects to sell these facilities during fiscal 1999.
     Net sales in the Duck Head Apparel segment increased by $5.0 million to $86 million in fiscal 1998. Sales to retail accounts increased while sales from the company's own stores decreased. The increase in sales to retailers was due primarily to increases in sales to the same accounts, as compared to fiscal year 1997.
     Gross profit margins at Duck Head Apparel decreased slightly in fiscal 1998, due principally to inventory reduction programs.
     Fiscal 1998 operating losses at Duck Head Apparel totaled $.9 million as compared to a $1.4 million operating profit in fiscal 1997. Included in the fiscal 1998 operating losses are $1.4 million of restructuring charges related to the closing of two sewing plants in Costa Rica and the closing of certain retail outlet stores. Selling, general and administrative expenses increased 9% from fiscal 1997, primarily due to increased merchandising and marketing expenses.
     Inventories at Duck Head Apparel decreased $8.6 million during fiscal 1998 resulting from a reduction in older obsolete inventory and lower levels of core and recent season close-outs.
     Higher capital expenditures of $7.4 million during fiscal 1998 were primarily for in-store shops and focal areas placed in major retailers.


Duck Head Apparel Company

Fiscal 1997 Versus Fiscal 1996
     Net sales at Duck Head Apparel increased approximately $12 million from fiscal year 1996 to fiscal year 1997. The increase resulted from increased marketing efforts through Duck Head's use of in-store Duck Head shops.
     Gross profit margins at Duck Head returned to a more normal level of 35% in fiscal year 1997. Duck Head had negative gross margins in fiscal 1996 because of a $25 million write-down of excess inventories.
     Operating profit in fiscal year 1997 was $1.4 million compared to a loss of $38 million in fiscal year 1996. Fiscal 1996 includes restructuring charges of $4.1 million and credits to litigation expense of $9 million. Selling, general, and administrative expenses at Duck Head Apparel were $27 million in fiscal 1997, a decrease from $29 million in fiscal year 1996, primarily due to lower distribution costs at the new distribution center in Winder, Georgia, completed during fiscal year 1996.

--------------------------------------------------------------------------------

     In connection with the increased sales at Duck Head Apparel, inventories also increased during fiscal 1997.
     Capital expenditures at Duck Head Apparel were $13 million during fiscal 1996, primarily to complete the new distribution center in Winder, Georgia.


LIQUIDITY AND SOURCES OF CAPITAL
     During fiscal 1998, the Company financed its capital expenditures primarily through cash generated from operations. During the fourth quarter of fiscal 1998, proceeds from the sale of plant and equipment and reductions in current assets of discontinued operations were used to reduce debt.
     The Company generated operating cash flows of $52 million, $29 million and $51 million for the 1998, 1997 and 1996 fiscal years, respectively. Cash generated from operations and borrowings has been used primarily to finance capital expenditures, including equipment purchases. Proceeds from sales of assets of discontinued operations at Stevcoknit Fabrics were used to reduce debt.
     At June 28, 1997, approximately $220 million of the Revolving Credit Facility due in September 1997 was classified as non-current because it was subsequently refinanced with the long-term debt described in the following paragraph.
     On August 25, 1997, a subsidiary of the Company, Delta Mills, Inc. "DMI" issued $150 million of unsecured ten-year senior notes, and obtained a secured five-year $100 million revolving line of credit subject to borrowing base limitations. At the same time, the company obtained a separate, $20 million line of credit due October 31, 1998. The $100 million revolving line of credit is backed by certain accounts receivable and inventory of DMI with a carrying value of $154 million at June 27, 1998. At June 27, 1998 interest on the senior notes and the $100 million revolving line of credit was 9.625% and 7.4%, respectively.
     In May 1998, the Company replaced the above referenced $20 million line of credit with a short-term $30 million revolving credit facility (subject to borrowing base limitations) which is due in May of 1999. This new facility is backed by certain accounts receivable and inventory of Delta Apparel, Duck Head Apparel and Nautilus International with a carrying value of $105 million at June 27, 1998. This credit facility has a term of one year and carries an interest rate that is two percentage points above the London Interbank Borrowing Rate.
     Loan covenants in the senior notes and the DMI revolving credit facility, among other matters limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company. At June 27, 1998 approximately $63 million was available under the DMI revolving credit agreement, and approximately $16 million was available under the separate short-term $30 million line of credit. The new credit facility and the senior notes also contain other restrictive covenants which include minimum tangible net worth and certain other minimum financial ratios. The agreement also restricts additional indebtedness, dividends and capital expenditures.
     During fiscal 1999, the Company plans to spend approximately $20 million for capital improvements and new equipment. The Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors.
     The Company has considered the impact of Year 2000 issues on its computer systems and applications and developed a remediation plan. The Company expects conversion and testing to be completed during fiscal 1999. Expenditures in fiscal 1998 for the Year 2000 project amounted to $150,000 and the Company expects that completion of the various projects will result in additional expenditures of approximately $350,000.
     The Company received a refund of $2.2 million during fiscal 1998, from carry-back of an alternative minimum tax loss for fiscal 1997.
     The Company believes that cash flow generated from its operations and sales of assets of discontinued operations, along with funds available under its new credit lines, should be sufficient to service its bank debt, to satisfy its day-to-day working capital needs, fund its planned capital expenditures and to pay dividends.


ENVIRONMENTAL MATTERS
     The Company is subject to various federal, state and local environmental laws and regulations concerning, among other things, wastewater discharges, storm water flows, air emissions, ozone depletion and solid waste disposal. The Company's plants generate very small quantities of hazardous waste which are either recycled or disposed of off-site. Most of its plants are required to possess one or more discharge permits.
     The Company is subject to a consent order that it entered into with the South Carolina Department of Health and Environmental Control on September 26, 1985 (the "Consent Order"), prior to Delta Woodside's acquisition of the business. The Consent Order arose from a determination that several private drinking wells in the area of two of the Company's plants had been contaminated. Pursuant to the Consent Order, the Company has discontinued the operation of a large spray field near these plants into which waste water sludge had been disposed and has placed into operation for such purpose a new larger adjacent spray field. The Company expects that any continuing expenditures to comply with the Consent Order will be immaterial.
     Two of the Company's South Carolina plants, the textile segment's Delta 2 and 3 finishing plants, have been unable to comply with certain toxicity and other permit-related limits contained in a National Pollutant Discharge Elimination System ("NPDES") permit held by the Company. The Company is working with the appropriate state agency to address these issues. To attempt to achieve compliance, the Company has completed required upgrades at a cost of approximately

--------------------------------------------------------------------------------

$2.3 million and believes that the required effluent limits will be achieved by November 1, 1998. Although there is no assurance that the Company will be successful, and it could face administrative penalties if it is not, the Company does not currently believe that these matters will have a material adverse impact on the Company.
     The Company is currently assessing certain wastewater treatment system basins of a North Carolina plant that is no longer in operation but was a likely source of groundwater contamination. The Company currently has no plans to remediate any groundwater contamination. Although no assurance can be provided, the Company does not currently believe that this matter will have a material adverse impact on the Company.
     The Company's Nautilus business has been named as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to three sites in North Carolina, South Carolina, and Mississippi. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation (the "Selling Corporation") whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993.
     At the North Carolina site, the Selling Corporation is listed as a "de Minimis" party, and at the South Carolina site, the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The Company believes that the Selling Corporation's share of liabilities at either of these sites will be immaterial.
     At the Mississippi site, the PRP group has completed the surface removal action and is investigating soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, latest estimates of costs to clean up the site range up to $4 million. Trichlomethane, one of the substances delivered by the Selling Corporation to the site, has been found in site's groundwater and at nearby residential drinking water wells.
     Although no assurance can be provided, the Company believes that it is shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company. The Company has denied any responsibility at these three sites, has declined to participate as a member of the respective PRP groups, and has not provided for any reserves for costs or liabilities attributable to the Selling Corporation.
     The Company believes that it is in compliance in all material respects with federal, state, and local environmental statutes and requirements.

--------------------------------------------------------------------------------
Operations by Industry Segment

     In the third quarter of fiscal year 1998, the Company adopted the segment reporting provisions of Financial Accounting Standard 131. This standard requires the Company to report segment information for divisions which engage in business activity, whose operating results are regularly reviewed by the chief operating officer. The Company has three segments in continuing operations: Delta Mills Marketing Company, Delta Apparel and Duck Head Apparel. Delta Mills Marketing Company manufactures and sells woven fabrics for apparel and home furnishing manufacturers. Delta Apparel manufactures and sells T-shirts, fleece goods, and sportswear. Duck Head Apparel manufactures and sells casual apparel under the brand name "Duck Head" to department stores and specialty retailers. Operating profit does not include interest expense or interest income. The Company had two segments which are presented as discontinued operations: Stevcoknit Fabrics Company and Nautilus International. Stevcoknit Fabrics Company manufactured and sold knitted fabrics, and Nautilus International manufactures and sells fitness equipment.


                                                  June 27, 1998     June 28, 1997      June 29, 1996
                                                 ---------------   ---------------   ----------------

      Net Sales:
       Delta Mills Marketing Company ...........   $342,439,000      $336,181,000      $294,083,000
       Delta Apparel Company ...................    106,298,000       112,311,000       123,297,000
       Duck Head Apparel Company ...............     86,332,000        81,313,000        69,569,000
       Other ...................................        391,000           473,000           501,000
                                                   -------------     -------------     ------------
        Total ..................................   $535,460,000      $530,278,000      $487,450,000
                                                   =============     =============     ============
      Gross Profit:
       Delta Mills Marketing Company ...........   $ 63,433,000      $ 65,058,000      $ 33,670,000
       Delta Apparel Company ...................      3,890,000         4,343,000        16,006,000
       Duck Head Apparel Company ...............     28,775,000        28,174,000       (13,373,000)
       Other ...................................         62,000           136,000           (69,000)
                                                   -------------     -------------     ------------
        Total ..................................   $ 96,160,000      $ 97,711,000      $ 36,234,000
                                                   =============     =============     ============
      Operating Profit (Loss):
       Delta Mills Marketing Company ...........   $ 46,377,000      $ 50,580,000      $ 17,697,000
       Delta Apparel Company ...................    (17,739,000)       (5,391,000)        2,777,000
       Duck Head Apparel Company ...............       (935,000)        1,431,000       (38,302,000)
       Other ...................................     (1,365,000)           24,000        (1,449,000)
                                                   -------------     -------------     ------------
        Total Operating Profit (Loss) ..........     26,338,000        46,644,000       (19,277,000)
       Interest expense ........................    (23,395,000)      (23,354,000)      (18,993,000)
       Interest income .........................        557,000           752,000           448,000
                                                   -------------     -------------     ------------
       Income (Loss) From Continuing
        Operations Before Income Taxes .........   $  3,500,000      $ 24,042,000      $(37,822,000)
                                                   =============     =============     ============
      Identifiable Assets:
       Delta Mills Marketing Company ...........   $239,974,000      $247,915,000      $233,226,000
       Delta Apparel Company ...................     98,257,000       120,366,000       120,628,000
       Duck Head Apparel Company ...............     75,383,000        83,980,000        74,227,000
       Other ...................................     12,308,000         8,099,000        11,936,000
                                                   -------------     -------------     ------------
                                                    425,922,000       460,360,000       440,017,000
       Discontinued operations .................     48,120,000        97,580,000        97,699,000
                                                   -------------     -------------     ------------
        Total ..................................   $474,042,000      $557,940,000      $537,716,000
                                                   =============     =============     ============
      Depreciation and Amortization:
       Delta Mills Marketing Company ...........   $  9,921,000      $ 10,101,000      $  9,602,000
       Delta Apparel Company ...................     15,252,000         7,788,000        10,331,000
       Duck Head Apparel Company ...............      4,039,000         3,668,000         4,003,000
       Other ...................................      1,345,000         1,061,000           662,000
                                                   -------------     -------------     ------------
        Total ..................................   $ 30,557,000      $ 22,618,000      $ 24,598,000
                                                   =============     =============     ============
      Capital Expenditures:
       Delta Mills Marketing Company ...........   $  5,181,000      $ 12,042,000      $ 38,659,000
       Delta Apparel Company ...................      4,141,000         2,396,000         8,206,000
       Duck Head Apparel Company ...............      7,427,000         2,510,000        12,581,000
       Other ...................................         40,000           111,000            66,000
                                                   -------------     -------------     ------------
        Total ..................................   $ 16,789,000      $ 17,059,000      $ 59,512,000
                                                   =============     =============     ============

     Intersegment sales and profit are not significant and are not included in the accompanying segment information. Delta Mills Marketing Company had intersegment sales of $417,000 and $5,000 for fiscal years 1998 and 1997, respectively. Delta Apparel had intersegment sales of $2,192,000, $403,000 and $1,899,000 for fiscal years 1998, 1997 and 1996, respectively.
     Operating profit is total revenue less operating expenses, excluding interest expense and interest income. During the third quarter of fiscal 1998, Delta Apparel took a $7.3 million impairment charge to write off the excess of cost over assigned value of net assets acquired, and Duck Head Apparel recognized a charge of $1.4 million primarily associated with the closing of certain retail stores. Depreciation and amortization include certain write-downs of property, equipment and excess of cost over assigned value of net assets acquired. Identifiable assets are those assets that are used in the operations of each segment. At June 27, 1998, other identifiable assets include cash and insurance policies of $5.2 million and deferred loan costs of $5.2 million.

     During the fourth quarter of fiscal 1996, The Company took restructuring charges of $8.3 million primarily related to plant closings at Delta Apparel and Duck Head Apparel. At the same time Duck Head Apparel increased inventory reserves by $25 million for excess inventory.
     During the first quarter of fiscal 1996, Duck Head Apparel reduced related litigation reserves by $9 million related to certain litigation that was settled in the prior fiscal year.
     Capital expenditures include related accounts payable of $3,235,000, $1,431,000 and $5,518,000 as of the end of fiscal years 1998, 1997 and 1996 fiscal years, respectively.

--------------------------------------------------------------------------------


             -----------------------------------------------------
             Independent Auditors' Report



             The Board of Directors and Shareholders
             Delta Woodside Industries, Inc.

             We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. as of June 27, 1998 and June 28, 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 27, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. at June 27, 1998 and June 28, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 27, 1998, in conformity with generally accepted accounting principles.


                                           KPMG PEAT MARWICK LLP

             Greenville, South Carolina
             August 14, 1998



             -----------------------------------------------------

--------------------------------------------------------------------------------
Consolidated Balance Sheets
Delta Woodside Industries, Inc.



                                                                                       June 27, 1998   June 28, 1997
                                                                                      --------------- --------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents ..........................................................  $  2,753,000    $  2,696,000
 Accounts receivable:
  Factor ............................................................................    81,256,000      83,676,000
  Customers .........................................................................    41,253,000      31,707,000
                                                                                       ------------    ------------
                                                                                        122,509,000     115,383,000
  Less allowances for doubtful accounts and returns .................................     3,309,000       2,852,000
                                                                                       ------------    ------------
                                                                                        119,200,000     112,531,000
 Inventories
  Finished goods ....................................................................    52,219,000      63,783,000
  Work in process ...................................................................    48,814,000      56,879,000
  Raw materials and supplies ........................................................    12,925,000      13,139,000
                                                                                       ------------    ------------
                                                                                        113,958,000     133,801,000
 Current assets of discontinued operations ..........................................    25,797,000      51,174,000
 Deferred income taxes ..............................................................       861,000       9,627,000
 Prepaid expenses and other current assets ..........................................     2,962,000       2,112,000
                                                                                       ------------    ------------
       TOTAL CURRENT ASSETS .........................................................   265,531,000     311,941,000
PROPERTY, PLANT AND EQUIPMENT, at cost
  Land and land improvements ........................................................     5,062,000       5,096,000
  Buildings .........................................................................    66,995,000      66,491,000
  Machinery and equipment ...........................................................   192,295,000     190,243,000
  Furniture and fixtures ............................................................    11,749,000       7,655,000
  Leasehold improvements ............................................................     3,068,000       2,903,000
  Construction in progress ..........................................................     9,131,000       1,005,000
                                                                                       ------------    ------------
                                                                                        288,300,000     273,393,000
  Less accumulated depreciation .....................................................   123,537,000      97,912,000
                                                                                       ------------    ------------
                                                                                        164,763,000     175,481,000

NONCURRENT ASSETS OF DISCONTINUED OPERATIONS ........................................    22,323,000      46,406,000
INTANGIBLE ASSETS, less accumulated amortization of $5,515,000 (1998)
 and $7,384,000 (1997)...............................................................    18,290,000      21,264,000
OTHER ASSETS ........................................................................     3,135,000       2,848,000
                                                                                       ------------    ------------
                                                                                       $474,042,000    $557,940,000
                                                                                       ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Short-term bank debt ...............................................................  $ 11,108,000
 Trade accounts payable .............................................................    41,592,000    $ 46,834,000
 Accrued employee compensation ......................................................     8,278,000       8,309,000
 Accrued and sundry liabilities .....................................................    23,059,000      19,504,000
 Accrued restructuring charges ......................................................    10,123,000       1,645,000
 Current portion of long-term debt ..................................................       610,000       6,081,000
                                                                                       ------------    ------------
       TOTAL CURRENT LIABILITIES ....................................................    94,770,000      82,373,000
LONG-TERM DEBT ......................................................................   183,535,000     227,516,000
DEFERRED INCOME TAXES ...............................................................     3,716,000      14,324,000
OTHER LIABILITIES AND DEFERRED CREDITS ..............................................    12,454,000       8,360,000
SHAREHOLDERS' EQUITY
 Common Stock -- par value $.01 a share--authorized 50,000,000 shares, issued and
  outstanding 24,644,000 shares (1998) and 24,518,000 shares (1997) .................       246,000         245,000
 Additional paid-in capital .........................................................   165,221,000     164,811,000
 Retained earnings ..................................................................    14,100,000      60,311,000
                                                                                       ------------    ------------
                                                                                        179,567,000     225,367,000
COMMITMENTS AND CONTINGENCIES
                                                                                       $474,042,000    $557,940,000
                                                                                       ============    ============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Operation
Delta Woodside Industries, Inc.


                                                                                              Year Ended
                                                                          --------------------------------------------------
                                                                            June 27, 1998    June 28, 1997    June 29, 1996
                                                                          ----------------- --------------- ----------------
Net sales ...............................................................   $ 535,460,000    $ 530,278,000   $ 487,450,000
Cost of goods sold ......................................................     439,300,000      432,567,000     451,216,000
                                                                            -------------    -------------   -------------
Gross profit ............................................................      96,160,000       97,711,000      36,234,000
Selling, general and administrative expenses ............................      60,738,000       52,697,000      55,433,000
Litigation (credit) .....................................................                                       (9,000,000)
Restructuring and impairment charge .....................................       8,895,000                        8,259,000
Other income (expense) ..................................................        (189,000)       1,630,000        (819,000)
                                                                            -------------    -------------   -------------
    OPERATING PROFIT (LOSS) .............................................      26,338,000       46,644,000     (19,277,000)
Interest (expense) income:
 Interest expense .......................................................     (23,395,000)     (23,354,000)    (18,993,000)
 Interest income ........................................................         557,000          752,000         448,000
                                                                            -------------    -------------   -------------
                                                                              (22,838,000)     (22,602,000)    (18,545,000)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
 INCOME TAXES ...........................................................       3,500,000       24,042,000     (37,822,000)
Income tax expense (benefit) ............................................         884,000        9,256,000     (14,561,000)
                                                                            -------------    -------------   -------------
INCOME (LOSS) FROM CONTINUING OPERATIONS ................................       2,616,000       14,786,000     (23,261,000)
Discontinued Operations:
 (Loss) on disposal of discontinued operations less applicable income
   taxes ................................................................   $ (37,042,000)

 (Loss) from operations of discontinued operations less applicable
   income taxes .........................................................      (9,325,000)      (7,395,000)    (39,378,000)
                                                                            -------------    -------------   -------------
                                                                              (46,367,000)      (7,395,000)    (39,378,000)

NET INCOME (LOSS) .......................................................   $ (43,751,000)   $   7,391,000   $ (62,639,000)
                                                                            =============    =============   =============
Basic and diluted earnings (loss) per share:
 Continuing operations ..................................................   $        0.11    $        0.60   $       (0.95)
 Discontinued operations ................................................           (1.89)           (0.30)          (1.61)
                                                                            -------------    -------------   -------------
 Net earnings (loss) ....................................................   $       (1.78)   $        0.30   $       (2.56)
                                                                            =============    =============   =============

Weighted average number of shares outstanding ...........................      24,575,000       24,513,000      24,443,000
                                                                            =============    =============   =============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity
Delta Woodside Industries, Inc.


                                                        Common Stock           Additional                         Total
                                                 --------------------------     Paid-In         Retained      Shareholders'
                                                     Shares        Amount       Capital         Earnings         Equity
                                                 -------------- ----------- --------------- --------------- ----------------
Balance at July 1, 1995 ........................   24,357,078    $244,000    $163,364,000    $ 122,891,000   $ 286,499,000
 Incentive stock award plan, shares issued .....       53,448       1,000         594,000                          595,000
 Stock Option Plan, shares issued ..............       49,125                     375,000                          375,000
 Tax benefits of stock plans ...................                                 (163,000)                        (163,000)
 Net (loss) ....................................                                               (62,639,000)    (62,639,000)
 Cash dividends paid -- $.30 a share............                                                (7,332,000)     (7,332,000)
                                                   ----------    ---------   -------------   -------------   -------------
Balance at June 29, 1996 .......................   24,459,651     245,000     164,170,000       52,920,000     217,335,000
 Incentive stock award plan, shares issued .....       54,348                     608,000                          608,000
 Stock Option Plan, shares issued ..............        4,669                      35,000                           35,000
 Net income ....................................                                                 7,391,000       7,391,000
 Other .........................................         (263)                     (2,000)                          (2,000)
                                                   ----------    ---------    ------------    ------------   -------------
Balance at June 28, 1997 .......................   24,518,405     245,000     164,811,000       60,311,000     225,367,000
 Incentive stock award plan, shares issued .....      112,403       1,000         575,000                          576,000
 Stock Option Plan, shares issued ..............       11,255                      75,000                           75,000
 Tax benefits of stock plans ...................                                 (253,000)                        (253,000)
 Net (loss) ....................................                                               (43,751,000)    (43,751,000)
 Cash dividends paid -- $.10 a share............                                                (2,460,000)     (2,460,000)
 Other .........................................        2,026                      13,000                           13,000
                                                   ----------    --------    ------------    -------------   -------------
BALANCE AT JUNE 27, 1998 .......................   24,644,089    $246,000    $165,221,000    $  14,100,000   $ 179,567,000
                                                   ==========    ========    ============    =============   =============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
Delta Woodside Industries, Inc.


                                                                                         Year Ended
                                                                     ---------------------------------------------------
                                                                       June 27, 1998    June 28, 1997    June 29, 1996
                                                                     ----------------- --------------- -----------------
OPERATING ACTIVITIES
 Net income (loss) .................................................  $  (43,751,000)   $   7,391,000   $  (62,639,000)
 Adjustments to reconcile net income to net cash provided by operating activities:
   Discontinued operations .........................................      43,684,000        2,148,000       33,023,000
   Depreciation ....................................................      22,033,000       20,715,000       19,269,000
   Amortization ....................................................       1,789,000        1,903,000        1,510,000
   Write-down of property and equipment ............................                                         3,819,000
   Reduction in excess of cost over assigned value of net assets
    acquired .......................................................       6,735,000
   Provision for losses on accounts receivable .....................       1,220,000          240,000        2,277,000
   Provision for deferred income taxes .............................      (1,842,000)       4,697,000      (12,522,000)
   Losses (gains) on disposition of property and equipment .........         (46,000)      (1,420,000)       1,300,000
   Compensation under stock plans ..................................         664,000          643,000          807,000
   Deferred compensation ...........................................         244,000          730,000          808,000
   Other ...........................................................          30,000         (327,000)         (70,000)
   Changes in operating assets and liabilities:
    Accounts receivable ............................................      (7,889,000)     (16,945,000)      (1,742,000)
    Inventories ....................................................      19,843,000      (11,597,000)      72,648,000
    Other current assets ...........................................        (850,000)       7,610,000       (4,817,000)
    Accounts payable and accrued expenses ..........................       9,123,000       10,339,000       (2,261,000)
                                                                      --------------    -------------   --------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES .....................      50,987,000       26,127,000       51,410,000

INVESTING ACTIVITIES
 Property, plant and equipment:
   Purchases .......................................................     (14,612,000)     (20,510,000)     (61,942,000)
   Proceeds of dispositions ........................................         528,000        3,653,000        5,608,000
 Investing activities of discontinued operations ...................      10,574,000       (2,613,000)      (4,996,000)
 Other .............................................................        (296,000)        (510,000)         (90,000)
                                                                      --------------    -------------   --------------
     NET CASH (USED) BY INVESTING ACTIVITIES .......................      (3,806,000)     (19,980,000)     (61,420,000)

FINANCING ACTIVITIES
 Proceeds from revolving lines of credit ...........................  $  293,262,000    $  68,904,000   $  268,826,000
 Repayments on revolving lines of credit ...........................    (481,019,000)     (85,134,000)    (245,660,000)
 Scheduled principal payments of long-term debt ....................        (682,000)        (405,000)        (272,000)
 Proceeds from issuance of long-term debt ..........................     145,688,000        6,915,000
 Dividends paid ....................................................      (2,460,000)                       (7,332,000)
 Other .............................................................      (1,913,000)          (2,000)
                                                                      --------------    -------------   --------------
     NET CASH (USED) PROVIDED BY FINANCING
      ACTIVITIES ...................................................     (47,124,000)      (9,722,000)      15,562,000
                                                                      --------------    -------------   --------------

    INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS ...................................................          57,000       (3,575,000)       5,552,000

Cash and cash equivalents at beginning of year .....................       2,696,000        6,271,000          719,000
                                                                      --------------    -------------   --------------
     CASH AND CASH EQUIVALENTS AT END OF YEAR ......................  $    2,753,000    $   2,696,000   $    6,271,000
                                                                      ==============    =============   ==============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
Delta Woodside Industries, Inc.

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries, (all of which are wholly-owned, except for International Apparel Marketing Corporation which was 70% owned as of the three years ended June 27,
1998). All significant intercompany balances and transactions have been eliminated. Certain amounts for the 1997 and 1996 fiscal years have been reclassified to conform to the 1998 presentation of discontinued operations.

Cash Equivalents: The Company considers all highly liquid investments of three months or less when purchased to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market determined using both first-in, first-out (FIFO) and last-in, first-out (LIFO) methods.

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of three to thirty-two years, but predominantly over seven to ten years, and by accelerated methods for income tax reporting.

Intangible Assets: Amortization is computed using the straight-line method. The excess of cost over assigned value of net assets acquired relating to certain business combinations is being amortized to expense over 40 years. Other intangible assets are being amortized over periods of 4 to 40 years, but averaging approximately 9 years.

Impairment of Long-Lived Assets: When required by circumstances, the Company evaluates the recoverability of its long-lived assets by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if a write-down to market value is required. This policy was formally adopted by the Company in fiscal 1996.

Revenue Recognition: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

Income Taxes: Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Common Share: Per share data are computed based on the weighted average number of shares of Common Stock and Common Stock Equivalents outstanding during each period. The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 128, during fiscal 1998. The statement requires companies to present basic and diluted earnings per share. Common stock equivalents are approximately .2% of weighted average shares outstanding for the periods presented, and do not affect the calculation of earnings per share. These common stock equivalents are attributable to the stock option plan where the options have vested, but have not yet been exercised.

Environmental Costs: Environmental compliance costs including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued, except to the extent costs can be capitalized, when remedial efforts are probable, and the cost can be reasonably estimated.

Cotton Procurement: The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts permit settlement by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and are not recoverable, the differential is charged to income at that time.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year: The Company's operations are based on a fifty-two, fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 1998, 1997 and 1996 each consist of 52 weeks.

--------------------------------------------------------------------------------
NOTE B -- ACCOUNTS RECEIVABLE


The Delta Mills Marketing Company segment assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account.

The Company's accounts receivable are due from many companies that market and produce apparel, home furnishings and other products, and from department stores and specialty apparel retailers located throughout the United States. The many companies represented in the Company's accounts receivable limits to a certain extent the concentration of credit risk. The Company generally does not require collateral for its accounts receivable. One customer accounted for 12%, 15% and 11% of sales for fiscal years 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE C -- INVENTORIES


As of June 27, 1998 and June 28, 1997, cost for certain inventories at Delta Apparel and Duck Head Apparel is determined under the LIFO method representing 44% and 56%, respectively, of the cost of consolidated inventories. The balance of the cost of consolidated inventories is determined under the FIFO method. If these inventories had been determined by the FIFO method, they would have been approximately the same as the reported amounts. During fiscal 1996 the Company wrote down the value of certain excess inventories at Duck Head Apparel by approximately $25 million.

--------------------------------------------------------------------------------
NOTE D -- LONG-TERM DEBT, CREDIT ARRANGEMENTS AND NOTES PAYABLE


Long-term debt consists of:


                                        June 27, 1998     June 28, 1997
                                       ---------------   --------------
Senior notes (9.625%), with
   interest payable
   semiannually ....................   $150,000,000
Revolving Credit Facility
   (7.4% at June 27, 1998),
   with interest payable
   monthly or semiannually .........     26,635,000
Revolving Credit Facility ..........                     $225,500,000
Industrial Revenue Bond
   payable monthly, through
   2001 at 80% of a bank's
   base rate .......................        578,000           818,000
Note to a bank payable
   monthly with interest at
   prime plus 1% ...................      6,712,000         6,953,000
Other ..............................        220,000           326,000
                                       ------------      ------------
                                        184,145,000       233,597,000
Less current portion ...............        610,000         6,081,000
                                       ------------      ------------
                                       $183,535,000      $227,516,000
                                       ============      ============

On August 25, 1997 a subsidiary of the Company, Delta Mills, Inc., "DMI" issued $150 million of unsecured ten-year senior notes, and obtained a secured five-year $100 million revolving line of credit subject to borrowing base limitations. At the same time, the Company obtained a separate, $20 million line of credit due October 31, 1998. The net proceeds of the senior notes and initial borrowings under the revolving lines of credit were used to repay long-term debt. The $100 million revolving line of credit is backed by certain accounts receivable and inventory of DMI with a carrying value of $138 million at June 27, 1998. At June 28, 1997, approximately $220 million of the Revolving Credit Facility which was due in September 1997 was classified as noncurrent because it was subsequently refinanced as just described.

In May 1998, the Company replaced the above referenced $20 million line of credit with a $30 million revolving credit facility (subject to borrowing base limitations) which is due in May of 1999 and is presented as short-term bank debt.This new facility is backed by certain accounts receivable and inventory of Delta Apparel, Duck Head Apparel and Nautilus International with a carrying value of $105 million at June 27, 1998. This credit facility has a term of one year and carries an interest rate that is two percentage points above the London Interbank Borrowing Rate.

Loan covenants in the senior notes and the DMI revolving credit facility limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company. On June 27, 1998 approximately $63 million was available under the DMI revolving credit agreement, and approximately $16 million was available under the separate short-term $30 million line of credit. The new credit facility and the DMI credit facility and the senior notes also contain other restrictive covenants which include minimum tangible net worth and certain other minimum financial ratios. The agreements also restrict additional indebtedness, dividends and capital expenditures. At June 27, 1998, the net assets of the Company include net assets of the wholly owned subsidiary DMI of approximately $40 million which are subject to the restrictions described above.

The carrying value of the Company's revolving credit agreements approximate fair value since the rates are tied to floating rates. At June 27, 1998 the carrying value of the senior notes was $150,000,000 and the fair value, based on quoted market prices was $150,375,000.

Total interest expense incurred by the Company was $23,395,000, $23,656,000 and $19,703,000 in fiscal years 1998, 1997 and 1996, respectively, of which $302,000 and $710,000 was capitalized in fiscal years 1997 and 1996, respectively. Total interest paid during fiscal years 1998, 1997 and 1996 was $ 21,568,000, $17,546,000 and $19,357,000, respectively.

During fiscal year 1997, the Company acquired certain machinery and equipment under noncancelable operating leases in connection with the modernization project in the woven fabrics division. The terms provide for total lease payments of $14 million over a period of five years.

Rent expense relating to all operating leases of the company was approximately $7,471,000, $7,179,000 and $6,276,000 for fiscal 1998, 1997 and 1996, respectively.

Aggregate principal maturities of all long-term debt, and minimum payments under operating leases are as follows:

                           Long-term        Operating
Fiscal Year                   Debt            Leases
---------------------   ---------------   -------------
1999 ................   $    610,000      $ 6,446,000
2000 ................      6,723,000        6,517,000
2001 ................        135,000        4,259,000
2002 ................         42,000        2,624,000
2003 ................     26,635,000          831,000
Later years .........    150,000,000          794,000
                        ------------      -----------
                        $184,145,000      $21,471,000
                        ============      ===========

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE E -- SHAREHOLDERS' EQUITY


The Stock Option Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996. The Plan gives the Company the right to grant awards or options for up to 600,000 shares of Common Stock to employees. Prior to the amendment, the Company could grant awards or options for up to 300,000 shares. Transactions under the Stock Option Plan are as follows:



                                       Prices         Outstanding     Exercisable
                                  ----------------   -------------   ------------
July 1, 1995 ..................   $ 4.00-$9.94          129,250       63,125
  Granted .....................   3.06- 4.38            254,675
  Became exercisable ..........   3.38- 9.94                          27,875
  Exercised ...................   4.00- 5.13            (49,125)     (49,125)
  Canceled ....................   5.88- 5.88             (7,500)
                                                        -------
June 29, 1996 .................   3.06- 9.94            327,300       41,875
  Granted .....................   2.50- 3.56             49,000
  Became exercisable ..........   3.38- 7.68                          25,750
  Exercised ...................   3.38- 5.88             (4,669)      (4,669)
  Canceled ....................   3.38- 9.94            (30,125)     (12,000)
                                                        -------      -------
June 28, 1997 .................   2.50- 7.68            341,506       50,956
  Granted .....................   2.22- 3.38            148,000
  Became exercisable ..........   2.50- 5.88                         128,340
  Exercised ...................   2.50- 3.38            (11,375)     (11,375)
  Canceled ....................   3.06- 7.68            (20,750)     (16,625)
                                                        -------      -------
June 27, 1998 .................   2.22- 5.88            457,381      151,296
                                                        =======      =======

The weighted average exercise price for all options outstanding was $3.53 per share at June 27, 1998. These options expire on various dates beginning August 1999 and ending in July 2003 The options generally become exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. The excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options become exercisable. Related compensation expense was $223,000, $223,000 and $152,000 during fiscal 1998, 1997 and 1996, respectively. Options available for grant at June 27, 1998, June 28, 1997 and June 29, 1996 were 221,700,
72,450 and 91,325, respectively.

The Incentive Stock Award Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996. The Plan gives the Company the right to grant awards for up to 800,000 shares of Common Stock to employees. Prior to the amendment, the Company could grant awards or options for up to 300,000 shares.

Under the Incentive Stock Award Plan awards are granted for the right to purchase shares for $.01. Awards were granted to purchase up to 36,791 and 282,481 during fiscal 1998 and 1997, respectively. During fiscal 1996, rights to purchase 22,206 shares were canceled. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the prevailing market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of Common Stock are recorded as an adjustment to additional paid-in capital. Compensation expense for the Company's incentive stock award plan including related tax assistance was $775,000, $612,000 and $615,000 for the fiscal years 1998, 1997 and 1996, respectively. Shares available for grant at June 27, 1998 were 158,119.

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." If compensation cost for the Company's two stock plans, described above, had been determined based on the provisions of SFAS No. 123, net income would have been approximately the same as that reported by the Company.

The shareholders have authorized the Board of Directors to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.

--------------------------------------------------------------------------------
NOTE F -- INCOME TAXES


For fiscal 1998, the Company had a regular tax loss of $27 million and an alternative minimum tax (AMT) tax loss of $38 million. At June 27, 1998, the Company had regular tax loss carryforwards of $52 million for federal purposes and $125 million for state purposes. $9.2 million of the federal loss carryforward resulted from the 1988 acquisition of Stanwood Corporation and will expire in years 2002 and 2003.

The Company's gross deferred tax assets are reduced by a valuation allowance to net deferred tax assets considered by management to be more likely than not realizable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The valuation allowance increased $11,983,000 during fiscal 1998.

--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                    1998               1997
                                              ----------------   ----------------
Assets
Net operating loss
   carryforward ...........................   $26,478,000        $14,567,000
Inventory .................................     3,907,000         11,070,000
Restructuring reserves ....................     5,491,000            598,000
Tax credit carryforward ...................     3,738,000          3,375,000
Deferred compensation .....................     3,009,000          2,912,000
Health claims .............................     2,388,000          2,218,000
Allowance for doubtful
   accounts ...............................                        1,873,000
Accrued vacation ..........................       535,000            671,000
Stock compensation accruals ...............       743,000            491,000
Workers' compensation .....................       293,000            293,000
Other .....................................     1,338,000          1,130,000
                                              -----------        -----------
Deferred tax assets .......................    47,920,000         39,198,000
Valuation allowance .......................   (25,896,000)       (13,913,000)
                                              -----------        -----------
Net deferred tax assets ...................    22,024,000         25,285,000
Liabilities
Depreciation ..............................    20,041,000         24,354,000
Inventory -- LIFO basis
   difference .............................     2,855,000          3,410,000
Intangibles ...............................       857,000          1,819,000
Accounts receivable
   write-down .............................     1,017,000
Other .....................................       109,000            399,000
                                              -----------        -----------
Deferred tax liabilities ..................    24,879,000         29,982,000
                                              -----------        -----------
     Net deferred tax liabilities .........   $ 2,855,000        $ 4,697,000
                                              ===========        ===========

Significant components of the provision for income taxes are as follows:

                                   1998              1997               1996
                             ---------------   ----------------   ----------------
Current:
  Federal income
     taxes ...............   $  619,000        $(3,068,000)       $ (8,962,000)
  State income
     taxes ...............      550,000            341,000             526,000
                             ----------        -----------        ------------
     Total current .......    1,169,000         (2,727,000)         (8,436,000)
Deferred:
  Federal income
     taxes (benefits).....   (1,583,000)         4,030,000         (10,506,000)
  State income
     taxes (benefits).....     (259,000)           667,000          (2,016,000)
                             ----------        -----------        ------------
     Total deferred ......   (1,842,000)         4,697,000         (12,522,000)
                             ----------        -----------        ------------
Total provision ..........   $ (673,000)       $ 1,970,000        $(20,958,000)
                             ==========        ===========        ============

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rate:

                                      1998               1997               1996
                               -----------------   ---------------   -----------------
Income tax expense
   (benefit) at
   statutory rates .........   $(15,574,000)       $3,276,000        $(29,259,000)
State taxes
   (benefits), net of
   federal benefit .........        189,000           655,000            (969,000)
Amortization of
   excess of cost
   over assigned
   value of net assets
   acquired ................      2,799,000           291,000             293,000
Foreign subsidiary
   loss (income) ...........        175,000           341,000             285,000
Valuation allowance
   adjustments .............     11,983,000        (1,268,000)          9,550,000
Other ......................       (245,000)       (1,325,000)           (858,000)
                               ------------        ----------        ------------
                               $   (673,000)       $1,970,000        $(20,958,000)
                               ============        ==========        ============

The Company made no income tax payments for fiscal 1998 and 1997, but made income tax payments of approximately $1,628,000 during fiscal year 1996. The carryback of net operating losses for fiscal 1997 resulted in a tax refund of $2.2 million in fiscal 1998.

--------------------------------------------------------------------------------
NOTE G -- OPERATIONS BY INDUSTRY SEGMENT


Industry segment information for the Company presented on pages    and    of
this Annual Report is an integral part of these financial statements.

--------------------------------------------------------------------------------
NOTE H -- DISCONTINUED OPERATIONS AND RESTRUCTURING CHARGES


As a result of the history of operating losses at Stevcoknit Fabrics' knitting and knit finishing plants, and at the Nautilus fitness equipment business, the Company made the decision on March 3, 1998 to close its Stevcoknit Fabrics division and to sell its Nautilus International division (fitness equipment). Accordingly, operating results for those segments have been reclassified and reported as discontinued operations. The Company is selling the assets of the Stevcoknit division, and has retained a firm to sell the Nautilus International fitness equipment business. The Company expects to complete disposition of these businesses during the first six months of fiscal year 1999.

In connection with the decision to discontinue these businesses, the Company has recognized a loss on disposal of discontinued operations of $37 million including a provision of $8.0 million for losses during the phase-out period and an income tax benefit of $1.2 million. The Company believes that it will recover the net book value of the assets of the discontinued businesses. However, the amount ultimately realized upon disposition could differ materially from the carrying value of these assets. At June 27, 1998 the Company had outstanding approximately $14 million in accrued restructuring charges and reserves relating to discontinued operations. These amounts consist of $10 million and

--------------------------------------------------------------------------------

$4 million which are presented as current and noncurrent liabilities, respectively. In addition to these charges to income, during fiscal 1996, the Company recognized an impairment charge of $12 million related to the property and equipment at the Stevcoknit division.

The assets of discontinued businesses at June 27, 1998 and June 28, 1997, are as follows:


                                         June 27, 1998     June 28, 1997
                                        ---------------   --------------
Accounts Receivable .................   $19,450,000       $24,504,000
Inventory ...........................     6,104,000        26,396,000
Other current assets ................       243,000           274,000
                                        -----------       -----------
   Total current assets .............    25,797,000        51,174,000
                                        ===========       ===========
Property, plant and
   equipment net of
   accumulated depreciation .........    11,535,000        34,930,000
Intangibles .........................    10,788,000        11,476,000
                                        -----------       -----------
   Total Assets .....................   $48,120,000       $97,580,000
                                        ===========       ===========

Summarized results of operations for discontinued businesses are as follows:


                          June 27, 1998   June 28, 1997    June 29, 1996
                         --------------- --------------- ----------------
Net Sales ..............  $109,452,000    $ 121,540,000   $ 112,722,000
Costs and
   expenses ............   119,090,000      136,221,000     158,497,000
                          ------------    -------------   -------------
(Loss) before
   income taxes ........    (9,638,000)     (14,681,000)    (45,775,000)
Income tax
   expense
   (benefit) ...........      (313,000)      (7,286,000)     (6,397,000)
                          ------------    -------------   -------------
(Loss) from
   operation of
   discontinued
   operations ..........  $ (9,325,000)   $  (7,395,000)  $ (39,378,000)
                          ============    =============   =============

During fiscal 1998, the Company recognized the impairment of the excess of cost over assigned value of net assets acquired in the Delta Apparel division by charging pretax income for $7.3 million. The Company also took a restructuring charge related to the closure of certain retail outlet stores in its Duck Head Apparel division.

--------------------------------------------------------------------------------
NOTE I -- EMPLOYEE BENEFIT PLANS


On September 27, 1997 the Delta Woodside Industries Employee Retirement Plan ("Retirement Plan") merged into the Delta Woodside Employee Savings and Investment Plan ("401(k) Plan"). Future contributions to the 401(k) Plan in lieu of a contribution to the Retirement Plan will be made in cash and not in stock. In the 401(k) Plan employees may elect to convert DWI stock to other funds, but may not increase the amount of stock in their account. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. The Retirement Plan qualified as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan. Contributions of $328,000 and $400,000 were allocated to participants for fiscal 1997 and 1996, respectively. During fiscal 1998, 1997 and 1996, the Company contributed $615,000, $648,000 and $543,000, respectively, to the 401(k) Plan.

The Company also maintains a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.

The Company has a Deferred Compensation Plan which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of June 27, 1998 and June 28, 1997, the total liability amounted to $7,204,000 and $6,966,000, respectively. The Company insured the lives of certain management employees to assist in funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.

--------------------------------------------------------------------------------
NOTE J -- AFFILIATED PARTY TRANSACTIONS


The Company leases its corporate and other office space from a corporation whose stock is owned one-half each by the president and a vice president of the Company. Additional office space and retail store space is leased from the executive vice president. Under the leases, the Company made payments of approximately $248,000, $254,000 and $216,000 for the 1998, 1997 and 1996
fiscal years, respectively.

--------------------------------------------------------------------------------
NOTE K -- COMMITMENTS AND CONTINGENCIES


The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 27, 1998 minimum payments under these contracts with noncancelable contract terms were $48 million in fiscal 1999 and $7.3 million in fiscal 2000. These commitments were at prices which approximate current market value.

During fiscal 1999, the Company plans to spend approximately $20 million for capital improvements to maintain its existing facilities

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Two of the Company's South Carolina plants, Delta Mills Marketing
Company's Delta 2 and 3 finishing plants, have been unable to comply with certain toxicity and other permit-related limits contained in a National Pollutant Discharge Elimination System ("NPDES") permit held by the Company. The Company is working with the appropriate state agency to address these issues. To attempt to achieve compliance, the Company has completed required upgrades at a cost of approximately $2.3 million and believes that the required effluent limits will be achieved by November 1, 1998. Although there is no assurance that the Company will be successful, and it could face administrative penalties if it is not, the Company does not currently believe that these matters will have a material adverse impact on the Company.

The Company is currently assessing certain wastewater treatment system basins of a North Carolina plant that is no longer in operation but was a likely source of groundwater contamination. The Company currently has no plans to remediate any groundwater contamination. Although no assurance can be provided, the Company does not currently believe that this matter will have a material adverse impact on the Company.

The Company's Nautilus business has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act with respect to three hazardous waste sites. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993. The Company, therefore, has denied any responsibility at the sites and has declined to participate in any settlements. Accordingly, the Company has not provided for any reserves for costs or liabilities attributable to the previous corporation. At two sites the previous company is listed as a "de minimis" party. At the third site, the previous company is ranked eleventh out of a total of over 300 potentially responsible parties based on the company's volume of contribution of about 3%. Latest estimates of certain costs to clean up the site range up to $4 million. Although there is uncertainty as to several legal issues, the Company believes that it has certain defenses to liability at these sites. Based on the information currently known to it, the Company does not believe that the potential liabilities arising from these three sites will have a materially adverse impact on the Company.

From time to time the Company and its subsidiaries are defendants in legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.

--------------------------------------------------------------------------------
NOTE L -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended June 27, 1998 and June 28, 1997.


                                                            1998 Quarter Ended
                                            ---------------------------------------------------
                                               Sept. 27     Dec. 27     Mar. 28      June 27
                                            ------------- ----------- ----------- -------------
(In thousands, except per share data)
Net sales .................................$139,142      $124,927    $121,516    $149,875
Gross profit ..............................  25,217        21,667      23,915      25,361
Income from continuing operations .........   3,418         1,701      (4,273)      1,770
Net income (loss) .........................     666          (570)    (45,617)      1,770
Basic and diluted earnings (loss) from
 continuing operations per share of
 Common Stock .............................    0.14          0.07      (0.17)        0.07
Basic and diluted earnings (loss) per share
 of Common Stock ..........................    0.03        (0.02)      (1.86)        0.07



                                                              1997 Quarter Ended
                                            -------------------------------------------------------
                                               Sept. 28      Dec. 28       Mar. 29       June 28
                                            ------------- ------------- ------------- -------------
(In thousands, except per share data)
Net sales ................................. $116,760      $131,768      $133,731      $148,019
Gross profit ..............................   23,529        23,571        25,563        25,048
Income from continuing operations .........    3,419         3,339         4,522         3,506
Net income (loss) .........................    2,003         2,158         2,608           622
Basic and diluted earnings (loss) from
 continuing operations per share of
 Common Stock .............................     0.14          0.14          0.18          0.14
Basic and diluted earnings (loss) per share
 of Common Stock ..........................     0.08          0.09          0.11          0.03


During the fourth quarter of fiscal 1998, the Company made certain adjustments resulting from changes in estimates of inventory losses that were material to the results of operations. These changes resulted in a reduction in net income of $1.7 million or $.07 per share for the fourth quarter of fiscal 1998.

During the third quarter of fiscal year 1998, the Company recognized restructuring and impairment charges of $37 million in connection with discontinued operations described in note H. In addition, the Company also recognized impairment of the excess of cost over assigned value of net assets acquired in the Delta Apparel division by charging pretax income for $7.3 million. In the same quarter, the Company also recognized other restructuring charges of $1.6 million primarily related to closure of certain facilities at Duck Head Apparel.

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Corporate Directory

Operating Companies of
Delta Woodside Industries, Inc.


         Delta Mills Marketing Company
               P.O. Box 6126, Station B
               100 Augusta Street
               Greenville, SC 29606


         Duck Head Apparel Company

               P.O. Box 688
               1020 Barrow Industrial Parkway
               Winder, GA 30680-0688


         Delta Apparel Company

               3355 Breckinridge Boulevard
               Suite 100
               Duluth, GA 30136


         Nautilus International

               709 Powerhouse Road
               Independence, Virginia 24348-0708



Corporate Officers


     E. Erwin Maddrey, II
     President and Chief Executive Officer


     Bettis C. Rainsford
     Executive Vice President, Treasurer
     and Chief Financial Officer


     Jane H. Greer
     Vice President and Secretary


     Robert W. Humphreys
     Vice President Finance and Assistant Secretary


     Douglas J. Stevens
     Vice President International


     Brenda L. Jones
     Assistant Secretary

Board of Directors


     * C. C. Guy**
       RSI Holdings, Inc. -- Director


     * Dr. James F. Kane**
       Dean Emeritus, College of Business
       University of South Carolina


     * Dr. Max Lennon**
       President
       Mars Hill College


       E. Erwin Maddrey, II
        President and
        Chief Executive Officer
        Delta Woodside Industries, Inc.


       Buck A. Mickel**
        President, CEO and Director -- RSI Holdings, Inc.
        Vice President -- Micco Corporation
        (Real estate and business investments)


       Bettis C. Rainsford
        Executive Vice President, Treasurer
        and Chief Financial Officer
        Delta Woodside Industries, Inc.

         * Member Audit Committee
        ** Member Compensation Committee

        Note, The board of directors lost a member as a result of the death of Buck Mickel. Mr. Mickel had served as a director of Delta Woodside since 1986.




Form 10-K


Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1998 including financial statements and schedules, but excluding exhibits. Requests should be directed to:

Jane H. Greer, Vice President and Secretary, Delta Woodside Industries, Inc., 233 North Main Street, Suite 200, Greenville, South Carolina 29601.

Annual Meeting

The Annual Meeting of Shareholders of Delta Woodside Industries, Inc. will be held on Tuesday, November 24, 1998, at 10:00 a.m., at the Hyatt Regency Hotel, 220 North Main Street, Greenville, South Carolina.

                        Delta Woodside Industries, Inc.
                               233 N. Main Street
                                   Suite 200
                              Greenville, SC 29601
                                 (864) 232-8301